United States securities and exchange commission logo





                             October 7, 2021

       Neal Menashe
       Chief Executive Officer
       Super Group (SGHC) Ltd
       Bordeaux Court, Les Echelons
       St. Peter Port, Guernsey, GY1 1AR

                                                        Re: Super Group (SGHC)
Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed September 9,
2021
                                                            File No. 333-259395

       Dear Mr. Menashe:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Letter to Stockholders

   1. Here, on the prospectus cover, in your prospectus summary, and elsewhere, as applicable, please clarify the
maximum aggregate cash consideration payable to the Pre-Closing
                                                        Holders pursuant to the
Repurchase. Please also disclose the earnout consideration.
       Summary of the Proxy Statement/Prospectus, page 13

   2. Please include in this section the disclosure required by Item 3(b) of Form F-4 with respect to SGHC. In
addition, provide disclosure required by Item 3(i) of Form F-4.
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Super Group  (SGHC) Ltd Menashe
Comapany
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3. Please add a footnote to the table on page 33 to provide the market value of the securities of SEAC (on an historical basis) as of the date preceding public announcement of the proposed transaction. Refer to Item 3(g) of Form S-4.
Equity Ownership Upon Closing , page 18

4. Please revise your disclosure regarding the ownership of the post-combination company to:

                offer at least one additional redemption scenario in between those you currently present;
                show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders; and
                disclose the Founders' total potential ownership interest assuming exercise and conversion of all dilutive securities. In this regard, we note that you exclude the shares underlying the SEAC Warrants and the Earnout Shares when calculating these percentages.

         Please make conforming revisions throughout your filing, including your prospectus cover where you only disclose the ownership interests of SEAC public stockholders.
Risk Factors, page 34

5. Please highlight the risk that the Sponsor will benefit from the completion of the Business
         Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
6. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Our stockholders will experience immediate dilution..., page 93

7. Here, or in a separate discussion in the filing, please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by the
         Founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
8.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Here, or in a separate section in the filing, revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
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Super Group  (SGHC) Ltd Menashe
Comapany
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Record Date; Persons Entitled to Vote, page 99

9. We note your disclosure that in addition to the shares held by the Founders, SEAC needs
         16,875,001 or approximately 37.5% of the 45,000,000 outstanding public shares to be voted in favor of the Business Combination (assuming all outstanding public shares are voted) in order to have it approved. Please provide comparable disclosure assuming only a valid quorum is established.
Redemption Rights, page 101

10. Please update this section to quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders, assuming maximum redemptions, and identify any material resulting risks.
The Business Combination Proposal, page 105

11. Please include a more robust discussion of the regulatory approvals necessary to complete the Business Combination.
Background of the Business Combination, page 109

12.      SEAC   s current charter waives the corporate opportunities doctrine.
Please address this
         potential conflict of interest and whether it impacted SEAC's search for an acquisition target. In addition, please revise this section to include any discussions with SGHC and
         Mr. Burns relating to the waiver of the corporate opportunities doctrine that you indicate will be included in NewCo's charter upon consummation of the Business Combination.
13. We note your disclosure that SEAC considered 90 potential business combination targets in the sports and entertainment sectors and ultimately entered into NDAs with five potential targets. Please discuss in greater detail the extent of the engagements with those five potential targets, the reasons SEAC believed SGHC was the most attractive target, and the factors considered in dismissing the other alternative candidates considered.
14. We note your disclosure that SEAC engaged Goldman Sachs and PJT to provide financial advice on targeting and lead generation generally, and to assist with
SEAC   s preparation
         of financial models in connection with its evaluation of potential targets. Please tell us whether these financial advisors delivered any reports to SEAC's board that were materially related to the transaction.
15. We note that starting December 31, 2020, the parties exchanged a number of term sheets and proposals which culminated in an executed term sheet on January 29, 2021. Please revise the respective discussions to discuss the material terms of the exchanged term sheets, proposals or any feedback or negotiations related thereto in greater detail. Please also revise to provide more detail regarding the negotiation of material terms of the transaction and ancillary agreements that occurred after the term sheet was executed, including, but not limited to, the type and breakdown of consideration to be paid to the
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Super Group  (SGHC) Ltd Menashe
Comapany
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         SGHC sellers, the earnout shares, the financial projections and any discussions relating to the assumptions underlying such projections, the director nomination rights and board composition, the amendment to the SEAC warrants, and the other ancillary agreements.
         In this regard, we note that the included summaries are brief and do not present a clear understanding of how the parties negotiated the material terms of the proposed business combination. In your revised disclosure, explain the reason and significance of the issues and terms discussed, each party's position on such issues, and how you reached agreement on the final terms.
16. We note that SEAC engaged in an extended period of due diligence from January 31,
         2021 through April 21, 2021. Please disclose if and how that due diligence effort impacted the terms of the transaction.
The Board's Reasons for the Approval of the Business Combination, page 117

17. Please revise your disclosure in this section to state with more specificity how certain of these factors supported the board's decision to recommend approval of the business combination. For example, it's unclear what metrics in particular the board considered
         when benchmarking SGHC   s performance and whether those peer
companies were the
         same companies used in the comparable companies analysis discussed on page 122.
Certain Forecasted Financial Information for the Company, page 119

18. We note the investor presentation that was included in the 8-K SEAC filed on April 26,
         2021. We note the presentation includes a similar comparable company analysis to the analysis discussed on page 122 and also includes additional analyses related to SGHC financial profile and valuation. Please tell us whether the analyses contained in the investor presentation are different from the analyses included in your filing. If so, please include such analyses in your filing, explain the material differences, and clarify whether the Board considered the additional analyses in recommending that the SEAC shareholders approve the transaction.
19.      Please quantify the underlying assumptions made by SGHC   s management
in preparing
         these projections that are discussed on pages 120-121.
Interests of SEAC's Directors and Officers in the Business Combination, page
124

20. Please revise your disclosure here and elsewhere in your filing, as applicable, to include:

                the market value of the SEAC private placement warrants currently owned by the
              Sponsor, PJT Holdings, and any other Founders;
                the value of the out of pocket expenses incurred by the Sponsor, directors, officers and their affiliates that are subject to reimbursement;
                the approximate value of Sponsor's and any other Founder's ownership interest in
              NewCo assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by
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Comapany
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              Sponsor and any other Founder for its ownership interest in SEAC; and
                clarify whether the Sponsor can earn a positive rate of return on its investment, even if other SEAC shareholders experience a negative rate of return in the post-business combination company.
21. Please include comparable disclosure for the directors and executive officers of SGHC.
         Refer to Item 18(a)(5)(i) of Form F-4.
Tax Consequences of the Merger to U.S. Holders, page 130

22. We note your disclosure that the Merger "should" qualify as a transaction described in
         Section 351 of the Internal Revenue Code and therefore no gain or loss will be recognized by a U.S. Holder that owns only shares of SEAC Class A Shares and that exchanges such shares for NewCo Ordinary Shares pursuant to the Merger. Please disclose the reasons why counsel is not able to give a firm opinion. In addition, please tell us why counsel cannot similarly issue a "should" or "more likely than not" opinion regarding the tax treatment of the Merger as a transaction qualifying as a Reorganization and related consequences for holders of SEAC public warrants. Lastly, please remove language stating that this section covers "certain" tax consequences or that this is a "discussion" or
         "summary." Refer to Section III of Staff Legal Bulletin 19.
Summary Unaudited Pro Forma Condensed Combined Financial Information, page 176

23. Please revise to also disclose pro forma profit or loss for the year ended December 31,
         2020 assuming no redemptions and maximum redemptions.
Information About Management, Directors and Nominees
Board Composition, page 179

24. Please disclose whether the Sponsor and the Sellers, including Knutsson Ltd., will continue to have director nomination rights after NewCo's directors are appointed at
         Closing.
SEAC's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Estimates
Warrant Liabilities, page 197

25. Given that SEAC prepares its financial statements in accordance with US GAAP, please explain why it is accounting for its warrants in accordance with IAS 32 as indicated in the first paragraph on page 197. Please advise or revise as appropriate. SGHC's Opportunity and Large and Expanding Total Addressable Market, page 200

26. Please revise this section and other applicable disclosure to more clearly describe the assumptions relating to SGHC's total addressable market and related expansion plans, the
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Super Group  (SGHC) Ltd Menashe
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         current status of pending regulatory approvals and licenses, and general timing for receipt of such approvals. For example:

                You disclose that "the Company holds licenses in 22 jurisdictions, excluding up to 10 jurisdictions in which DGC USA has obtained initial agreed market access deals in the United States, and is currently applying for or negotiating licenses in other states and jurisdictions," but it is not clear (i) whether those licenses include both online casino gaming and online sports betting, (ii) what specifically "market access"
              entails, or (iii) the status of approvals and jurisdictions where the company is currently in the process of applying for or negotiating additional licenses;
                You disclose that "as of June 30, 2021, the Betway brand (operated by licensee, DGC
              USA) is live in Colorado, Indiana and Pennsylvania and work is underway for
              Betway to go live in both Iowa and New Jersey by the end of the third quarter of
              2021. An agreement is also in place for the provision of an additional casino brand in
              Pennsylvania," but it is not clear in which five other jurisdictions DGC USA has
              "market access";
                You disclose that "management believes that incremental legalization and regulation of online casino and sports wagering, derived from governments desire to protect consumers and increase tax revenues, will create global opportunities for the company to expand into newly regulated markets worldwide," but the timing for this expansion and market penetration is not clear; and
                You disclose that the valuation discussions between SEAC and SGHC involved accounting for additional value for SGHC's opportunity to enter the U.S. market and that SEAC's board considered SGHC's large TAM and significant growth opportunity in both the United States and internationally as a positive factor in approving the Business Combination, but it is not clear which specific jurisdictions were contemplated or the approximate timeline for receiving approval and entering those markets.
Partnerships, Suppliers and Strategic Collaborations
Relationship with Apricot, page 211

27. Please disclose the term and termination provisions for each of SGHC's agreements with
         Apricot. Please file the agreements as exhibits to the registration statement, or tell us why you are not required to do so. Refer to Item 21(a) of Form F-4 and
Item 601 of
         Regulation S-K.
Other Partnerships, Suppliers and Strategic Collaborations, page 212

28. Please disclose the material terms of SGHC's agreements with its significant suppliers for
         sports data and content for the company   s websites and apps, any
agreements with its
         brand partners, such as English Premier League   s West Ham United,
and any agreements
         with land-based gaming operators upon which the company relies for entry into markets where a land-based license or partner is prerequisite for market access.
 Neal Menashe
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Super Group  (SGHC) Ltd Menashe
Comapany
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Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 2 - Transaction Accounting Adjustments to unaudited pro forma condensed combined financial information, page 231

29. Refer to footnote 2(d) - Please revise to explain how you calculated or determined the amounts of the adjustments to issued capital, foreign exchange reserve and retained profit to reflect the recapitalization transaction. Also, please explain how you calculated or determined the amounts of the cash payments to SGHC shareholders under the no redemption and maximum redemption scenarios.
30. Refer to footnote 2(g) - Please explain in further detail how you calculated or determined the net assets/liabilities of SEAC as of December 31, 2020 in EUR under the no redemption and maximum scenarios that were used to determine the IFRS 2 charge for listing services as it does not appear that these amounts were derived from amounts presented in the pro forma balance sheet or the financial statements of SEAC.
31. Refer to footnote 2(aa) - Please revise to disclose the amount of debt repaid and the related interest rate thereon that were used to determine the pro forma adjustment to eliminate interest expense for the debt exchanged for shares. Beneficial Ownership of Securities, page 262

32. Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Knutsson Limited and Chivers
         Limited.
Certain Relationships and Related Person Transactions, page 265

33. Please include comparable disclosure for the directors and executive officers of SGHC.
         Refer to Item 18(a)(7)(iii) of Form F-4.
Sports Entertainment Acquisition Corp. Financial Statements
Notes to Financial Statements for the year ended December 31, 2020
11. Fair Value Measurements, page F-23

34. The amounts of the total fair values of the public and private warrants as of December 31,
         2020 as disclosed in the table on page F-23 of $15,007,134 do not agree to the fair value of the warrants reflected in your balance sheet at this date of $45,225,000. Please reconcile and revise these disclosures.
Consolidated Financial Statements of SGHC Limited
Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-46

35. Please tell us why you do not separately disclose cost of revenues as required under paragraph 103 of IAS 1. Please also explain why this has not been done
in Lanester   s
         consolidated statements of profits and loss or in the pro forma statement of profit and loss
 Neal Menashe
Super Group (SGHC) Ltd
October 7, 2021
Page 8
         on page 229 of the registration statement.
Consolidated Statements of Cash Flows, page F-49

36. We note that you present cash paid for deferred consideration under financing activities.
         Since these payments appear to have been made for for acquiring businesses, please tell us why this classification is appropriate.
Notes to Consolidated Financial Statements
1. General Information and Basis of Preparation, page F-50

37. Please separately quantify the number of shares issued in exchange for the shares of
         Fengari and Pelion. In addition, please tell us how the number of shares issued in the reorganization was determined and explain how it relates to the respective carry values or fair values of each entity at the date of the transactions.
38. Please provide us with an analysis that supports your determination that Pindus was relatively larger than Fengari and Pelion. Also, tell us how you considered the number of SGHC shares issued to each of the entities in the reorganization and their respective assets, revenues and net profits in determining the predecessor entity.
2. Accounting Policies
2.4 Revenue Recognition, page F-54

39. Please disclose how long betting positions typically remain open and the amount of net gain/loss recognized from the positions that are open on the reporting dates.
4. Business Combinations, page F-71

40. You state on pages F-73 and F-75 that bargain purchases arose partly from the uncertainties surrounding the renewal of short-term licensing agreements and contingent liabilities. Please tell us whether and why such uncertainties were not fully considered in determining the fair values of assets and liabilities acquired pursuant to IFRS 3.
5. Segment Reporting, page F-76

41. Please separately report revenues from external customers attributed to your country of domicile. In addition, separately disclose revenues from external customers attributed to an individual foreign country to the extent they are individually material. Refer to paragraph 33(a) of IFRS 8.
General
FirstName LastNameNeal Menashe
42. In an appropriate place in your filing, please quantify the aggregate fees payable and
Comapany   NameSuper
       amounts          Groupto(SGHC)
                reimbursable     PJT andLtdGoldman Sachs that are contingent on
completion of the
       Business  Combination.
October 7, 2021 Page 8
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Super Group  (SGHC) Ltd Menashe
Comapany
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43. We note your disclosure that SGHC has entered into a definitive agreement to acquire
         Digital Gaming Corporation Limited. Please file the agreement as an exhibit. Refer to
         Item 21(a) of Form F-4 and Item 601(b)(10) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at 202-551-3659 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jacqueline Kaufman at 202-551-3797 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Rachel D. Phillips, Esq.